

April 23, 2014

Eric F. Fess, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603

Re: Guggenheim Defined Portfolios, Series 1174
        File Nos. 333-194800 and 811-03763

Dear Mr. Fess:

On March 25, 2014, you filed a registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1174 (the "Fund"), consisting of a unit investment trust, European Small-Cap Capital Strength Portfolio, Series 1 (the "Trust"). We have reviewed the registration statement, and have provided our comments below. For convenience, we generally organized our comments using headings and defined terms from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS

Investment Summary — Investment Objective

1.   This section states that the Trust seeks to provide "total return through capital appreciation." Since "total return" is generally defined as an investment return consisting of a combination of income and capital appreciation, please revise the investment objective to clarify whether the Trust seeks to provide total return with an emphasis on capital appreciation, or seeks to provide capital appreciation.

Investment Summary — Principal Investment Strategy

2.   The first sentence in this section states that the Trust will invest 80% of its assets in the common stocks of "small capitalization European companies, as defined by Russell Investments." Since the name of the Trust includes the term "European," please disclose the specific criteria used by Russell Investments to determine that a company is tied economically to Europe. In addition, the first bullet point in the Security Selection section provides that companies selected by the Trust must be "headquartered" in European countries. If Russell Investments uses the location of a company's headquarters as the criterion for determining whether a company is European, please explain to us how being headquartered in Europe exposes a company to the economic fortunes and risks of Europe. See Investment Company Names, Investment Company Act Release No. 24828, at n.24 (Jan. 17, 2001).

3.   This section also provides that small capitalization companies, as defined by Russell Investments, may have market capitalizations as large as $4.5 billion. However, the first bullet point in the Security Selection section states that companies selected by the Trust will have market capitalizations as large as $3.8 billion. Since the Trust will be investing in companies with market capitalizations of $3.8 billion or less, please revise the maximum market capitalization disclosed in the discussion of the Trust's principal investment strategy from $4.5 billion to $3.8 billion so that "small capitalization" is consistently defined throughout the prospectus.

Investment Summary — Security Selection

4.   The first bullet point in this section states that the initial universe comprises "the smallest 70% of companies headquartered in developed Western European countries." Please clarify whether these are publicly-traded companies, and identify the specific Western European countries.

Investment Summary — Principal Risks

5.   The fourth bullet point in this section provides a brief description of some of the risks associated with investing in European securities. Since at least 80% of the Trust's portfolio will be invested in European securities, please provide specific additional disclosure regarding the risks of investing in European securities.

GENERAL COMMENTS

6.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

7.   Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in

response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

8.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its sponsor are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

* * * * * * *

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6959.

Sincerely,

/s/ Edward P. Bartz

Edward P. Bartz
Senior Counsel